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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

Nova                     Daniel                      J.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
c/o Highland Capital Partners
    Two International Place
--------------------------------------------------------------------------------
                                    (Street)
Boston                   MA                       02110
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Lycos, Inc. (LCOS)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year


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5. If Amendment, Date of Original (Month/Year)

        December 1999
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


      --------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/3/99        P               233,012     A      57.33                             Note 5
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/3/99        P                 9,707     A      57.33                             Note 6
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/6/99        P               152,255     A      58.41                   I         Note 2
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/17/99       J(Note 1)       152,255     D      N/A          0          I         Note 2
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/6/99        P                 6,343     A      58.41                   I         Note 4
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/17/99       J(Note 3)         6,343     D      N/A           0         I         Note 4
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/17/99       J(Note 7)         5,167     A      N/A                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/17/99       J(Note 7)           218     A      N/A      42,217         D
------------------------------------------------------------------------------------------------------------------------------------

===============================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================



                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(Right to Buy)       4.50    8/1/97   A                      Note 8   8/1/07   Common    40,000           40,000    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(Right to Buy)      32.938   8/4/99   A                      Note 9   8/4/09   Common    60,000           60,000    D

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================



Explanation of Responses:

Note 1: Distribution of shares held by Highland Capital Parters III Limited Partnership ("Highland") for no consideration.
Note 2: Represents share amount held by Highland, an affiliate of the Reporting Person. The Reporting Person disclaims beneficial ownereship of these securities except to the extent of his pecuniary interests therein.
Note 3: Distribution of shares held by Highland Entrepreneurs' Fund III Limited Partnership ("Highland Entrepreneurs' III") for no consideration.
Note 4: Represents share amount held by Highland Entrepreneurs' III, an affiliate of the Reporting Person. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.
Note 5: Represents share amount held by Highland Capital Partners IV Limited Partnership, an affiliate of the Reporting Person. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.
Note 6: Represents share amount held by Highland Entrepreneurs' Fund IV Limited Partnership an affiliate of the Reporting Person. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.
Note 7: Change from indirect to direct ownership upon partnership distribution of shares previously reported as beneficially owned by the Reporting Person.
Note 8: Options exercisable in three equal annual installments on the anniversary date of the grant, beginning on August 1, 1998.
Note 9: Options exercisable in three equal annual installments on the anniversary date of the grant, beginning on August 4, 2000.



      /s/Daniel J. Nova                                         3/10/00
------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.